UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

EXA CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

300614500

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 300614500	Page 2 of 9 Pages

1.	Names of reporting persons Boston Capital Ventures IV Limited Partnership
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 2,668,257
	7.	Sole dispositive power 0
	8.	Shared dispositive power 2,668,257
9.	Aggregate amount beneficially owned by each reporting person 2,668,257
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 20.0%
12.	Type of reporting person (see instructions) PN

13G

CUSIP No. 300614500	Page 3 of 9 Pages

1.	Names of reporting persons Boston Capital Partners IV LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 2,668,257
	7.	Sole dispositive power 0
	8.	Shared dispositive power 2,668,257
9.	Aggregate amount beneficially owned by each reporting person 2,668,257
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 20.0%
12.	Type of reporting person (see instructions) OO

13G

CUSIP No. 300614500	Page 4 of 9 Pages

1.	Names of reporting persons Johan von der Goltz
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 34,292
	6.	Shared voting power 2,668,257
	7.	Sole dispositive power 34,292
	8.	Shared dispositive power 2,668,257
9.	Aggregate amount beneficially owned by each reporting person 2,702,549
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 20.2%
12.	Type of reporting person (see instructions) IN

13G

CUSIP No. 300614500	Page 5 of 9 Pages

1.	Names of reporting persons John J. Shields, III
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 9,635
	6.	Shared voting power 2,672,956
	7.	Sole dispositive power 9,635
	8.	Shared dispositive power 2,672,956
9.	Aggregate amount beneficially owned by each reporting person 2,682,591
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 20.1%
12.	Type of reporting person (see instructions) IN

Page 6 of 9 Pages

Item 1.

(a)	Name of Issuer

Exa Corporation

(b)	Address of Issuer’s Principal Executive Offices

55 Network Drive

Burlington, MA 01803

Item 2.

(a)	Name of Person Filing

This Statement is being filed by and on behalf of each of Boston Capital Ventures IV Limited Partnership (“BCV IV”), Boston Capital Partners IV LLC (“BCP IV”), Johan von der Goltz (“Mr. von der Goltz”), and John J. Shields, III (“Mr. Shields” and, together with BCV IV, BCP IV, and Mr. von der Goltz, the “Reporting Persons”). BCV IV is the holder of record of 2,668,257 shares of common stock (“Shares”) of Exa Corporation (the “Issuer”). Mr. von der Goltz and Mr. Shields are the managing members of BCP IV, which is the sole general partner of BCV IV. Each of Mr. von der Goltz and Mr. Shields disclaim beneficial ownership of the 2,668,257 Shares held of record by BCV IV, except to the extent of their pecuniary interest therein.

(b)	Address of the Principal Office or, if none, residence

Each Reporting Person’s principal business address is 84 State Street, Suite 320, Boston, MA 02109

(c)	Citizenship

(i)	BCV IV - Delaware

(ii)	BCP IV - Delaware

(iii)	Mr. von der Goltz - United States of America

(iv)	Mr. Shields - United States of America

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

300614500

Item 3.

Not applicable

Page 7 of 9 Pages

Item 4. Ownership.

Reporting Persons	Shares Held of Record	Sole Voting Power	Shared Voting Power (1)		Sole Dispositive Power	Shared Dispositive Power (1)		Beneficial Ownership (1)	Percentage of Class (3)
BCV IV	2,668,257	0	2,668,257		0	2,668,257		2,668,257	20.0%
BCP IV	0	0	2,668,257		0	2,668,257		2,668,257	20.0%
Mr. von der Goltz	34,292	34,292	2,668,257		34,292	2,668,257		2,702,549	20.2%
Mr. Shields	9,635	9,635	2,672,956	(2)	9,635	2,672,956	(2)	2,682,591	20.1%

(1)	BCV IV is the holder of record of 2,6688,257 Shares of the Issuer. BCP IV is the sole general partner of BCV IV and, as such, possesses power to direct the voting and disposition of the Shares held by BCV IV and may be deemed to be a beneficial owner of the Shares. Mr. von der Goltz and Mr. Shields are the managing members of BCP IV and, as such, each possess the power to direct the voting and disposition of the Shares held by BCV IV and may be deemed to be a beneficial owner of the Shares. Each of Mr. von der Goltz and Mr. Shields disclaim beneficial ownership of the 2,668,257 Shares held of record by BCV IV, except to the extent of their pecuniary interest therein.
(2)	Includes Shares held by King’s Point Holdings Incorporated, for which Mr. Shields serves as chief executive officer and president.
(3)	This percentage is calculated based upon 13,348,099 Shares of the Issuer outstanding as of December 3, 2013, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ending October 31, 2013.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 13, 2014

BOSTON CAPITAL VENTURES IV LIMITED PARTNERSHIP

By:	Boston Capital Partners IV LLC, its General Partner

By:	/s/ John J. Shields, III
Name:	John J. Shields, III
Title:	Managing Member

BOSTON CAPITAL PARTNERS IV LLC

By:	/s/ John J. Shields, III
Name:	John J. Shields, III
Title:	Managing Member

JOHAN VON DER GOLTZ

/s/ Michael J. Anderson
Michael J. Anderson, Attorney-in-Fact

JOHN J. SHIELDS, III

/s/ John J. Shields, III

Page 9 of 9 Pages

Exhibit Index

Exhibit No.	Description

24.1	Power of Attorney, dated February 14, 2013

99.1	Joint Filing Agreement, dated as of February 13, 2014, by and among Boston Capital Ventures IV Limited Partnership, Boston Capital Partners IV LLC, Johan von der Goltz, and John J. Shields, III

Exhibit 24.1

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Michael J. Anderson, the undersigned’s true and lawful attorney-in-fact to:

1.	prepare, execute in the undersigned’s name and on the undersigned’s behalf, acknowledge and submit to the U.S. Securities and Exchange Commission (the “SEC”) a Form ID, including amendments thereto, and any other documents necessary or appropriate to obtain codes and passwords enabling the undersigned to make electronic filings with the SEC of reports required by Section 16(a) of the Securities Exchange Act of 1934 or any rule or regulation of the SEC;

2.	execute for and on behalf of the undersigned, in the undersigned’s individual capacity and/or his capacity as a manager or officer of Boston Capital Partners IV LLC (“BCP IV”), the sole general partner of Boston Capital Ventures IV Limited Partnership (“BCV IV”), Forms 3, 4, and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder, Schedule 13G in accordance with the Act and the rules promulgated thereunder, or any other forms filed pursuant to any rule or regulation of the SEC (collectively, the “SEC Forms”);

3.	do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such SEC Forms, or any other forms filed pursuant to any rule or regulation of the SEC, and complete and execute any amendment or amendments thereto, and timely file such SEC Forms with the SEC and any stock exchange or similar authority; and

4.	take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming, nor are BCP IV or BCV IV assuming, any of the undersigned’s responsibilities to comply with Section 16 or Regulation 13D-G of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file SEC Forms with respect to the undersigned’s ownership and/or management relationship with BCP IV and BCV IV, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 14th day of February 2013.

/s/ Johan von der Goltz
Signature

Johan von der Goltz
Print Name

Exhibit 99.1

EXHIBIT 99.1 - JOINT FILING AGREEMENT

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them to such a statement on Schedule 13G with respect to the common stock of beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13G.

Date: February 13, 2014

BOSTON CAPITAL VENTURES IV LIMITED PARTNERSHIP

By:	Boston Capital Partners IV LLC, its General Partner

By:	/s/ John J. Shields, III
Name:	John J. Shields, III
Title:	Managing Member

BOSTON CAPITAL PARTNERS IV LLC

By:	/s/ John J. Shields, III
Name:	John J. Shields, III
Title:	Managing Member

JOHAN VON DER GOLTZ

/s/ Michael J. Anderson
Michael J. Anderson, Attorney-in-Fact

JOHN J. SHIELDS, III

/s/ John J. Shields, III